LIPMAN ELECTRONIC ENGINEERING LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
July 6, 2005

TO THE SHAREHOLDERS OF LIPMAN ELECTRONIC ENGINEERING LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of LIPMAN ELECTRONIC ENGINEERING LTD., a company formed under the laws of the State of Israel (the "Company"), will be held on July 6, 2005 at 5:00 p.m., local time, at the principal executive offices of the Company located at 11 Haamal Street, Rosh Haayin, 48092, Israel, for the following purposes:

1.	To elect the following persons to serve as directors until the next Annual General Meeting of Shareholders: Jacob Perry, Meir Shamir, Ishay Davidi, Aharon Lipman, Rami Lipman, Mordechai Gorfung, Jonathan Kaplan and David Rubner.

2.	To appoint Kost Forer Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company's independent auditors for the year ending December 31, 2005 and authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the auditors' compensation.

3.	To approve an option grant to two non-employee directors and to approve the remuneration of one of these directors.

4.	To increase the number of options available for grant under the Company's 2004 Share Option Plan by 150,000.

5.	To receive and discuss the Company's audited financial statements for the year ended December 31, 2004.

The foregoing items of business are more fully described in the Proxy Statement to be mailed to the shareholders on or about June 13, 2005.

Only shareholders who held shares at the close of business on June 10, 2005 (the "Record Date") are entitled to notice of, and to vote at the Meeting and any adjournments thereof. Item (5) does not need an approval, as the Company's audited financial statements were approved by the Board of Directors. The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of proposals (1), (2), (3) and (4).

All shareholders are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS
Jacob Perry

Rosh Haayin, Israel   Chairman of the Board
June 10, 2005

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

LIPMAN ELECTRONIC ENGINEERING LTD.

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
July 6, 2005

The enclosed proxy is solicited on behalf of the Board of Directors of Lipman Electronic Engineering Ltd. (the "Company") for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on July 6, 2005 at 5:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 11 Haamal Street, Rosh Haayin, 48092, Israel. The telephone number at that address is 011-972-3-902-9730.

These proxy solicitation materials were mailed on or about June 14, 2005 to all shareholders entitled to vote at the Meeting. The Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2004, as amended, including audited financial statements, is available on the Company's website, www.lipman.biz.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record at the close of business on June 10, 2005 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. Also, shareholders who hold Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting.

At the Record Date, 28,833,046 Ordinary Shares were issued, of which 26,907,386 Ordinary Shares were outstanding and 1,925,660 Ordinary Shares were held in treasury.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at the address set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company's Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one-third of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any two shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which the shareholders will be asked to vote is specified below immediately following each proposed resolution. Each Ordinary Share is entitled to one vote on each proposal or item that comes before the Meeting.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by directors, officers and other employees of the Company by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any other information furnished to the shareholders, will be borne by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares.

PROPOSAL ONE

Election of Directors

The Board of Directors recommends that the shareholders approve the election of the following eight directors, to each serve until the next annual general meeting: Jacob Perry, Meir Shamir, Ishay Davidi, Aharon Lipman, Rami Lipman, Mordechai Gorfung, Jonathan Kaplan and David Rubner. The remaining two directors serving on the Board of Directors, Linda Harnevo and Itzhak Davidi, are statutory independent directors in accordance with the Israeli Companies Law. Pursuant to Israeli law, they were elected as directors for a three-year term in 2003 and serve until 2006.

A brief biography of each nominee is set forth below:

Jacob Perry has served as chairman of our board of directors since February 2003. He has also served as chairman of the board of directors of Lipman U.S.A. since May 2003. From March 1995 to December 2002, Mr. Perry was the president and chief executive officer of Cellcom Israel Ltd, a cellular provider in Israel. Mr. Perry is also the chairman of the board of directors of United Mizrahi, Bank Ltd., a banking company traded on the Tel Aviv Stock Exchange, and a director of Magal Security Systems Ltd., a company engaged in the development and marketing of computerized security systems and traded on the Nasdaq National Market and the Tel Aviv Stock Exchange.

Meir Shamir has served as a director since 1993 and has also served as a member of the board of directors of Lipman U.S.A. since May 2003. Since 1992, Mr. Shamir has been the chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the Tel Aviv Stock Exchange. Mr. Shamir also serves as a director of Digal Investments and Holdings Ltd., a real estate holding company traded on the Tel Aviv Stock Exchange, and Tefron Ltd., which is traded on the NYSE.

Ishay Davidi has served as a director since September 2002 and has also served as a member of the board of directors of Lipman U.S.A. since October 2003. Since August 1996, he has been the chief executive officer and senior partner of First Israel Mezzanine Investors Ltd. ("FIMI") and chief executive officer of Mez-Op Holdings Ltd., a wholly owned subsidiary of FIMI affiliates. Mr. Davidi serves as chief executive officer and senior partner of FIMI (2001) Ltd., as chairman of the board of Tadir-Gan (Precision Products) 1993 Ltd., a manufacturer of machined and assembled aluminum high-pressure die cast products, traded on the Tel Aviv Stock Exchange. Mr. Davidi is a director of Tedea Technologies Development and Automation Ltd., a maker of load cells traded on the Tel Aviv Stock Exchange, TAT Technologies Ltd., specializing in design, development and manufacture of Heat Exchangers, Cooling Systems, Cold Plates, Air-Cycle and Vapor-Cycle Air Conditioning Systems and Fuel Systems, traded on the Tel Aviv Stock Exchange, and Medtechnica Ltd., an importer of medical and scientific equipment, also traded on the Tel Aviv Stock Exchange. Mr. Davidi also serves as a director of several privately-held companies. Ishay Davidi is the nephew of Izhak Davidi.

Aharon Lipman is a co-founder of the Company and has served as a director since 1974. From 1983 to May 2001 and from November 2001 to February 2003, he served as Chairman of the Board of Directors of the Company. From August 1999 to February 2001, he served as the chief executive officer of the Company. From 1974 through August 1999, he served as the president of the Company. Aharon Lipman is the brother of Rami Lipman.

Rami Lipman is a co-founder of the Company and has served as a director since 1978. He served as the Company's executive vice president from 1993 to 1999. From August 1999 until May 2003, he also served as a director of Lipman U.S.A. From August 1999 to August 2000, he served as chairman of the board of directors and chief executive officer of Lipman U.S.A. Rami Lipman is the brother of Aharon Lipman.

Mordechai Gorfung has served as a director since September 2002. Since 1982, Mr. Gorfung has served as the chairman and chief executive officer of Teda Technologies Development and Automation Ltd., a company traded on the Tel Aviv Stock Exchange. From July 2003 until November 2004, he served as the chairman and chief executive officer of Marathon Venture Capital Fund Ltd., a company traded on the Tel Aviv Stock Exchange.

Jonathan Kaplan has served as a director since December 2003. Mr. Kaplan has been a consultant at Bar Ilan University since January 2002, and has been a lecturer at Bar Ilan University since 1995. From January 1999 to January 2002, he served as the Income Tax Commissioner for the State of Israel and from January 1993 to January 1999, he served as Income Tax Vice Commissioner for the State of Israel. Mr. Kaplan is a director of Alony-Hetz Properties & Investments Ltd., a company listed on the Tel Aviv Stock Exchange that specializes in foreign real estate and financial investments, and a member of the investment committee of Migdal Insurance Company Ltd., an insurance company listed on the Tel Aviv Stock Exchange.

David Rubner has served as a director since January 2005. David Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and a partner in Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner was President and Chief Executive Officer of ECI Telecom Ltd. Prior to serving as President and CEO of ECI, he was Executive Vice President and General Manager of the Telecommunications Division (1985-1991), Vice President of Operations (1977-1985) and Chief Engineer (1970-1977). Mr. Rubner is a director of Check Point Software Technologies Ltd., a company engaged in providing Internet security solutions and traded on the Nasdaq National Market, Koor Industries Ltd., an investment holding company and traded on the Nasdaq National Market, and Elbit Medical Imaging Ltd., an operator of diversified businesses and traded on Nasdaq National Market. Mr. Rubner also serves as a director of several privately-held companies.

Shareholder's Agreement between Mivtach Shamir Holdings and Mez-Op Holdings

Mivtach Shamir Holdings and Mez-Op Holdings entered into a shareholders' agreement in August 2002 which requires them to vote all of the ordinary shares owned or otherwise held by them to elect (i) two members designated by Mez-Op Holdings, (ii) three members designated by Mivtach Shamir Holdings, (iii) Aharon Lipman and Rami Lipman, subject to the approval of each of them, and (iv) subject to applicable law, two external directors mutually acceptable to both Mivtach Shamir Holdings and Mez-Op Holdings. Jacob Perry, Meir Shamir and David Rubner are designees of Mivtach Shamir Holdings and Ishay Davidi and Mordechai Gorfung are designees of Mez-Op Holdings.

Proposal

The shareholders are being asked to elect Jacob Perry, Meir Shamir, Ishay Davidi, Aharon Lipman, Rami Lipman, Mordechai Gorfung, Jonathan Kaplan and David Rubner, as directors, as detailed above. It is the intention of the persons appointed as proxies in the accompanying proxy card to vote FOR the election of Jacob Perry, Meir Shamir, Ishay Davidi, Aharon Lipman, Rami Lipman, Mordechai Gorfung, Jonathan Kaplan and David Rubner, as directors, unless specifically instructed to the contrary. Management knows of no current circumstances that would render any of Jacob Perry, Meir Shamir, Ishay Davidi, Aharon Lipman, Rami Lipman, Mordechai Gorfung, Jonathan Kaplan or David Rubner unable to accept nomination or election.

Vote Required

The affirmative vote of the holders of a majority of the outstanding Ordinary Shares of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote "FOR" the election of Jacob Perry, Meir Shamir, Ishay Davidi, Aharon Lipman, Rami Lipman, Mordechai Gorfung, Jonathan Kaplan and David Rubner as directors for a term to expire at the Annual General Meeting in 2006.

PROPOSAL TWO

Ratification of Appointment of Independent Auditors
and Authorization of Auditors' Compensation

Background

The Board of Directors has selected Kost Forer Gabbay & Kasierer (a member firm of Ernst & Young Global) as its independent auditors to audit the consolidated financial statements of the Company for 2005. Kost Forer Gabbay & Kasierer has been engaged as the Company's auditors since January 1, 2001. Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and may make a statement if they so desire. They will be available to respond to appropriate questions raised during the Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost Forer Gabbay & Kasierer as the Company's independent auditors for 2005 and to authorize the compensation of these auditors.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company's independent public accountants for the fiscal year ending December 31, 2005 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee of the Board, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."

Vote Required

The affirmative vote of the holders of a majority of the outstanding Ordinary shares of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

Board Recommendation

The Board of Directors recommends that the shareholders vote "FOR" adoption of this proposal.

PROPOSAL THREE

Approval of an Option Grant to two Non-Employee Directors and Approval of the
Remuneration of one of these directors

Background

Under Israel's Companies Law, the compensation terms of any director requires the approval of the Company's Audit Committee, Board of Directors and shareholders, in that order. This includes compensation in the form of stock options. Accordingly, compensation to a director, including any grant of stock options or any other remuneration, is subject to approval by the Company's shareholders. The Audit Committee and the Board of Directors have approved the grant of options to purchase 30,000 of the Company's ordinary shares to each of David Rubner and Mordechai Gorfung. Subject to shareholder approval at the Meeting, these options will be granted under the Company's 2004 Share Option Plan immediately following the Meeting at an exercise price equal to the Fair Market Value (as defined in said 2004 Share Plan) on the date of such grant.

The options will vest over a four-year period. In accordance with the accounting policy used by the Company, the Company will be required to record compensation expense based on the fair value of the options granted, assuming shareholder approval of this proposal. This compensation expense will be charged over the vesting period of the options.

The Audit Committee and the Board of Directors resolved to pay Mr. David Rubner the same remuneration as the Company pays to the two statutory independent directors in accordance with the Israeli Companies Law. The Company pays to its statutory independent directors an annual fee of NIS 37,500 (equal to approximately $8,500) and NIS 1,365 (equal to approximately $300) for each meeting of the Board of Directors or any committee attended.

Proposal

Shareholders are being asked to ratify the option grant to each of Mr. Rubner and Mr. Gorfung and the independent director remuneration to Mr. David Rubner.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the grant to each of David Rubner and Mordechai Gorfung of options to purchase 30,000 Ordinary Shares of the Company at an exercise price equal to the fair market value on the date of such grant, and the payment to David Rubner of the same remuneration the Company pays to its statutory independent directors, in accordance with the Israeli Companies Law, prevailing from the day of the appointment of David Rubner as a director of the Company be, and it hereby is, approved."

Vote Required

The affirmative vote of the holders of a majority of the outstanding Ordinary Shares of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

Board Recommendation

The Board of Directors recommends a vote "FOR" adoption of this proposal.

PROPOSAL FOUR

Increase of the number of options available for grant under the Company's 2004 Share Option Plan

The Company believes that its success is predicated on its ability to recruit and retain highly qualified and motivated personnel and that a share option plan is instrumental towards achieving this objective. Furthermore, the Company believes that a share option plan enhances its performance and shareholder value by aligning the financial interests of those employees, officers, directors and consultants who are awarded options with those of its shareholders. On November 16, 2004, our shareholders approved the Company's 2004 Share Option Plan (the "Option Plan"). The Company currently has 375,750 options available for grant. Of the options available for grant, 60,000 options will be used for the proposed grants to Mr. Rubner and Mr. Gorfung, assuming they are approved by the shareholders at this Meeting, and the Company expects to grant approximately 150,000 options to officers and employees in the near future. As a result, the Company expects that it will have only approximately 165,750 options available after these grants.

The Board of Directors believes that the increase in the number of options available for grant will assist the Company in attracting and retaining talented personnel, attract and adequately reward employees, officers, directors and consultants, and enable us to remain competitive in our industry. Accordingly, our Board of Directors has approved an increase of 150,000 ordinary shares to be available for grant under the Option Plan, subject to approval of our shareholders at the meeting.

Nasdaq rules require us to obtain approval for the adoption of material amendments to the Option Plan. In addition, shareholder approval of this increase is required in order for options granted under the Option Plan to qualify as incentive stock options under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Company is asking its shareholders to approve the increase in the number of options available under the Option Plan.

SUMMARY OF PROVISIONS OF THE OPTION PLAN

AVAILABLE SHARES AND ELIGIBLE PARTICIPANTS.     The Option Plan complies with amended Section 102 of the Israeli Income Tax Ordinance (New Version), and, subject to shareholder approval at the meeting of the proposed increase, authorizes the grant of options to purchase up to 850,000 of the Company's Ordinary Shares. Employees, officers, directors and consultants of the Company and its subsidiaries ("Service Providers") will be eligible to participate in the Option Plan.

Any option grants to the Company's directors will require an additional shareholder approval under the Israeli Companies Law, 5759-1999 (the "Companies Law").

INCENTIVE STOCK OPTIONS.     The Option Plan also authorizes the grant of options which are intended to qualify as incentive stock options within the meaning of Section 422 of the Code and options which do not qualify as incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. The maximum number of shares which may be issued under the Option Plan through incentive stock options is 200,000 shares.

ADMINISTRATION.     The Board of Directors or, subject to applicable law, a committee of the Board of Directors (the "Option Committee"), if appointed, will administer the Option Plan. The Board of Directors or the Option Committee will have the authority, subject to limitation under the terms and provisions of any applicable law, to:

(i)	determine the fair market value (as defined in the Option Plan) of ordinary shares;

(ii)	select the persons to whom options may from time to time be granted;

(iii)	determine the number of shares to be covered by each such grant and the exercise price per share;

(iv)	approve forms of agreement for use under the Option Plan;

(v)	determine, alter and adjust the terms and conditions of any option granted, including without limitation, to accelerate the right of an optionee to exercise in whole or in part options granted under the Option Plan, or to reprice the exercise price of an Option granted under the Plan; and

(vi)	otherwise interpret and administer the Option Plan.

ISRAELI INCOME TAX CONSEQUENCES.     Options granted under the Option Plan to Israeli residents who are employees, officers or directors are expected generally to be taxable under the "capital gains path". Pursuant to this path, the profit realized by an employee upon sale of shares acquired as a result of the exercise of an option is taxed as a capital gain (at a tax rate of 25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted.

U.S. FEDERAL INCOME TAX CONSEQUENCES.     In general, for persons subject to U.S. federal income taxes, a holder of an option that does not qualify as an "incentive stock option" under the Code will recognize ordinary income when the option is exercised equal to the excess of the fair market value of the ordinary shares purchased over the aggregate exercise price, and the Company or a subsidiary will receive a corresponding deduction. Upon a later sale of the ordinary shares, the option holder will recognize capital gain or loss generally equal to the difference between the sale price and the fair market value of the ordinary shares at the time the option was exercised.

The holder of an option that qualifies as an incentive stock option does not recognize taxable income upon exercise of the option. If the ordinary shares acquired upon exercise of the incentive stock option are sold within two years from the grant date or within one year from the exercise date, then, in general, gain realized on the sale will be treated as ordinary income to the extent of the spread between the sale price and the exercise price, and the Company or a subsidiary will receive a corresponding deduction. In general, if the ordinary shares are held for at least two years from the grant date and one year from the exercise date, then gain or loss realized upon the sale will be capital gain or loss and the Company will not be entitled to a deduction.

VESTING.     Options granted are generally expected to vest 50% after two years; 25% after three years; and 25% after four years. If an option terminates or expires before it is exercised, the ordinary shares that were issuable under such option will again be available for grant and returned to the pool of ordinary shares reserved for issuance under the Option Plan.

EXERCISE PRICE.     Unless otherwise provided by the Board of Directors, options will be granted with an exercise price equal to the fair market value (as defined in the Option Plan) of the Company's ordinary shares. The exercise price per share of an incentive stock option may not be less than 100% of the fair market value (as defined in the Option Plan) per share of the Company's ordinary shares on the date of grant (110% in the case of an incentive stock option granted to an employee who owns stock representing more than ten percent of the voting power of all classes of stock of the Company or of any parent or subsidiary (a "10% Shareholder")).

TERM.     The Option Plan has a term of ten years and will terminate in October 2014. The term of each option granted under the Option Plan will be specified in the option agreement; provided, however, that the term will be no more than ten years from the date of grant thereof. In the case of an incentive stock option granted to a 10% Shareholder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement.

EXERCISE OF OPTIONS.     In general, unless otherwise provided in an option agreement, an optionee will have a period of one year to exercise his or her vested options (but not beyond the expiration of the term of the options) if the optionee ceases to be a service provider, provided, however, that, in the event an optionee is terminated for "cause" (as defined in the Option Plan) all of his or her options will immediately cease to exercisable and will no longer be of any force or effect. In the case of incentive stock options, unless otherwise provided in an option agreement, an optionee (or his or her estate) will have one year following his or her termination of employment due to death or disability to exercise his or her vested options (but not beyond the expiration of the term of the options) and 3 months to exercise his or her vested options following a termination of employment for any other reason, except a termination for "cause" (in which case, such options will immediately cease to be exercisable). Any options that are not vested when an optionee ceases to be a service provider will immediately terminate.

ADJUSTMENTS IN CERTAIN CASES.     In general, the number of the Company's ordinary shares covered by each outstanding option, and the number of ordinary shares which have been authorized for issuance under the Option Plan or through incentive stock options, as well as the price per share of ordinary shares covered by outstanding options, will be proportionately adjusted for any increase or decrease in the number of issued ordinary shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the ordinary shares, or any other increase or decrease in the number of issued ordinary shares effected without receipt of consideration by the Company. In the event of a merger of the Company with or into another corporation or an acquisition of all or substantially all of the shares of the Company, such that more than 50% of the outstanding voting securities of the surviving or resulting company are owned in the aggregate by persons or entities other than the shareholders of the Company, or in the event of the sale of all or substantially all of the assets of the Company, each outstanding option will be assumed or an equivalent option or right substituted by the successor corporation or by a parent or subsidiary of the successor corporation. No adjustment will be made for a dividend in cash.

OPTIONS NOT ASSIGNABLE.     Options are not assignable or transferable by the optionee. No options or any right with respect thereto may be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the Option Plan, and during the lifetime of the optionee each optionee's right to purchase shares may only be exercised by the optionee. Generally, an option may be exercised as long as the optionee is employed by, or providing services to, the Company or any of its subsidiaries, to the extent the options have vested.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

"RESOLVED, that the proposed increase of 150,000 ordinary shares, par value NIS 1.00 per share, available for the grant of options under the 2004 Share Option Plan be, and it hereby is, adopted and approved".

Under the Companies Law the affirmative vote of the holders of a majority of the ordinary share represented at the Meeting in person or by proxy and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

ITEM FIVE

Presentation of Financial Statements

The Board of Directors has approved and is presenting to the shareholders for discussion at the Meeting, the Company's audited financial statements for the year ended December, 31, 2004, which are included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004, as amended.

By Order of the Board of Directors
Jacob Perry Chairman of the Board

Dated: June 10, 2005